Room 4561
								October 24, 2005

Jon R. Latorella
Chief Executive Officer
LocatePLUS  Holdings Corporation
100 Cummings Center, Suite 235 M
Beverly, MA  01915

Re:	LocatePLUS Holdings Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
Forms 8-K filed on September 23 and September 26, 2005
		File No. 0-49957

Dear Mr. Latorella:

      We have reviewed your responses to the comments raised in our letter dated October 3, 2005 and have the following comment.

      We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Refer to your response to prior comment 2. Although you appear to have the ability to settle the warrants with unregistered shares, please provide us with the following information related to your intended accounting for the warrants issued in July 2005:
a. Clarify the liquidated damages provisions included in the registration rights agreement. Irrespective of whether you have paid any such damages, explain the terms of the damage provisions and indicate the maximum amount of damages that would be paid if the terms of the agreement are not met.
b. Provide us with the maximum damages possible as a percentage of the fair value of the related warrants. Describe how you have considered whether the liquidated damage provisions cause the issuance of unregistered shares to represent an uneconomic settlement alternative analogous to that described in paragraph 16 of EITF 00-
19. In this regard, if the damages are greater than the fair value differential (between registered and unregistered shares) then it is in substance a penalty. If so, the warrant would not satisfy the conditions outlined in paragraphs 14 to 18 of EITF 00-19 and, therefore, would be classified as a liability.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Mr. Jon R. Latorella
LocatePLUS Holdings Corporation
October 24, 2005
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